SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2(b)

(Amendment No.     )1

Transmeta Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

89376R109 (CUSIP Number)

July 3, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No. 89376R109	Page 2 of 5 Pages

1.	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only)

Advanced Micro Devices, Inc.
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power

14,269,400
6. Shared Voting Power

-0-
7. Sole Dispositive Power

14,269,400
8. Shared Dispositive Power

-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

14,269,400
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11.	Percent of Class Represented by Amount in Row (9)

6.7%
12.	Type of Reporting Person

CO

Page 2 of 5 pages

Item 1.

	(a)	Name of Issuer:

Transmeta Corporation

	(b)	Address of Issuer’s Principal Executive Offices:

3990 Freedom Circle Santa Clara, California 95054

Item 2.

	(a)	Name of Person Filing:

Advanced Micro Devices, Inc.

	(b)	Address of Principal Business Office:

One AMD Place P.O. Box 3453 Sunnyvale, California 94088-3453

	(c)	Citizenship:

Advanced Micro Devices, Inc. is a Delaware corporation

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

89376R109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Page 3 of 5 pages

Item 4.	Ownership.

(a) Amount Beneficially Owned:

AMD owns 1,000,000 shares of Series B Preferred Stock of Transmeta Corporation, which is convertible into 14,269,400 shares of Common Stock of Transmeta Corporation.

(b) Percent of Class:

Advanced Micro Devices, Inc. may be deemed to be the beneficial owner of approximately 6.7% of the outstanding shares of the Common Stock of Transmeta Corporation. The calculation of the percentage is based on the number of shares of the Common Stock shown as being outstanding as of May 9, 2007 on the Form 10-Q filed by Transmeta Corporation on May 15, 2007.

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote:

14,269,400

(ii) Shared power to vote or to direct the vote:

-0-

(iii) Sole power to dispose or to direct the disposition of:

14,269,400

(iv) Shared power to dispose or to direct the disposition of:

-0-

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 13, 2007
ADVANCED MICRO DEVICES, INC.,
A Delaware corporation

/s/ Faina Medzonsky Name: Faina Medzonsky
Title: Assistant Secretary

Page 5 of 5 pages